Exhibit 99.2

Unaudited pro forma condensed combined financial information

The following unaudited pro forma condensed combined financial statements give effect to the Business Combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”).

The unaudited pro forma condensed combined financial statements for LiNiu Techonlogy Group (“LINU”) and Jia-Heng Industrial Ltd (“Jia-Heng”) and its subsidiary, Guangzhou LiNiu Network Technology Co., Ltd. (“LiNiu Network”) , here refer to “Jia-Heng Group”, for the twelve months ended December 31, 2016, give effect to LINU’s acquisition of Jia-Heng Group and related financing transactions (collectively, the “Transactions”). The unaudited pro forma condensed combined statements of operations for the 12 months ended December 31, 2016 give effect to the acquisition of Jia-Heng Group as if it had occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet as of December 31, 2016 gives effect to the acquisition of Jia-Heng Group as if it had occurred on December 31, 2016.

The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial information for illustrative purposes. The actual results reported in periods following the Transactions may differ significantly from that reflected in these pro forma financial statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare these pro forma financial statements and actual amounts. As a result, the pro forma information does not purport to be indicative of what the financial condition or results of operations would have been had the Transactions been completed on the applicable dates of this pro forma financial information. The pro forma financial statements are based upon the historical financial statements of LINU and Jia-Heng Group and do not purport to project the future financial condition and results of operations after giving effect to the Transactions.

The pro forma adjustments and related assumptions are described in the accompanying notes presented on the following pages. The pro forma adjustments are based on assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities of Jia-Heng Group based on preliminary estimates of fair value. The final purchase price and the allocation thereof will differ from that reflected in the pro forma financial statements after final valuation procedures are performed and amounts are finalized.

The historical financial statements of Jia-Heng Group is represented the historical financial statements of LiNiu Network only since the reorganization and variable interest entity agreement between LiNiu Network and Jia-Heng did not take effect as of December 31, 2016 as well as Jia-Heng is not yet incorporated as of December 31, 2016. The historical financial statements of LiNiu Network have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and presented in Chinese Yuan. The balance sheets of LiNiu Network will be translated using the exchange rates as of the balance sheet date (USD1 : CNY6.9447), and revenue and expense amounts in the statements of operations are translated at the average exchange rate for the period (USD1 : CNY6.6431) (source:www.x-rate.com). The resulting foreign currency translation adjustments are recognized into the balance sheet as accumulated other comprehensive income (loss) within shareholders’ equity. The unaudited pro forma condensed combined financial statements included herein are prepared under US GAAP and presented in US Dollars. Following the consummation of the Business Combination, the combined entity intends to prepare its consolidated financial statements under US GAAP and present such consolidated financial statements in US Dollars.

The following unaudited pro forma condensed combined financial information is derived from the historical financial statements of LINU and Jia-Heng Group and has been prepared to illustrate the effects of the acquisition including related financing of the acquisition of Jia-Heng Group by LINU. The updated pro forma financial information should be read in conjunction with the historical financial statements and the accompanying notes of LINU and Jia-Heng Group included in LiNiu’s Form 20-F for the year ended December 31, 2016 filed on April 28, 2017 and Exhibit 99.1 included in this Form 6-K.

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LINIU TECHNOLOGY GROUP

F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	Note 1	Note 2
	LINU	Jia-Heng Group	Pro Forma		Pro Forma Combined
	December 31, 2016	December 31, 2016	Adjustment	Note	December 31, 2016

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$73,305	$504			$73,809
Accounts Receivable	669,767	-			669,767
Markers Receivable	-	-			-
Other Current Assets	1,832,965	67,102	(322,381)	(a)	1,577,686
Total Current Assets	2,576,037	67,606			2,321,262

Markers Receivable, net	74,765,307	-			74,765,307
Intangible Assets, net	-	-			-
Goodwill	-	-	68,229,979	(b)	68,229,979
Property and Equipment, net	135,920	173,846			309,766
TOTAL ASSETS	$77,477,264	$241,452			$145,626,314

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$45,417,314	$-			$45,417,314
Accrued Expenses	3,621,743	499,271	(322,381)	(a)	3,798,633
Bao Li Gaming Acquisition - Purchase Price Obligation	14,228,500	-			14,228,500
Jia-Heng Acquisition - Contingent Purchase Price	-	-	62,969,916	(c)	62,969,916
Loan Payable, current - related parties	12,078,017	2,712,500			14,790,517
Total Current Liabilities	75,345,574	3,211,771			141,204,880
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-			-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 62,453,774 issued and outstanding at December 31, 2016.	6,245	143,995	(142,747)	(d)	7,493
Additional Paid-in Capital	133,436,640	-	3,743,952	(d)	137,180,592
Retained Deficit	(131,621,195)	(3,114,314)			(134,735,509)
Accumulated Other Comprehensive Income	310,000	-	203,402	(d)	513,402
Total Shareholders' Equity	2,131,690	(2,970,319)			2,965,978
Non-controlling interest	-	-	1,455,456	(e)	1,455,456
Total Equity	2,131,690	(2,970,319)			4,421,434
TOTAL LIABILITIES AND EQUITY	$77,477,264	$241,452			$145,626,314

SEE ACCOMPANYING NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(1) Dervied from the audited consolidated statements of balance sheet of LiNiu Technology Group as of December 31, 2016.

(2) Dervied from the audited historical statements of financial position of Guangzhou LiNiu Network Technology Co., Ltd as of December 31, 2016.

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LINIU TECHNOLOGY GROUP

 F/K/A IAO KUN GROUP HOLDING COMPANY LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

	Note 1	Note 2
	LINU	Jia-Heng Group	Note	Pro Forma Combined

Revenue from VIP Gaming Operations / Information Technology	$32,366,660	$-		$32,366,660
Total Revenues	32,366,660	-		32,366,660

Expenses
- Commission to Junket Agents	26,569,582	-		26,569,582
- Selling, General and Administrative Expenses	14,212,578	2,996,429		17,209,007
- Special Rolling Tax	241,414	-		241,414
- Amortization of Intangible Assets	8,136,369	-		8,136,369
- Restructuring charges	518,381	-		518,381
- Impairment of Intangible Assets	97,279,517	-		97,279,517
- Bad debts	100,391,631	-		100,391,631
				-
Total Expenses	247,349,472	2,996,429		250,345,901

Net loss	(214,982,812)	(2,996,429)		(217,979,241)

Net Loss Attributable to non-controlling interest	-	-		1,468,250

Net Loss Attributable to controlling interest	(214,982,812)	(2,996,429)		(216,510,991)

Net Loss Per Share
Basic	$(3.41)			$(2.86)
Diluted	$(3.41)			$(2.86)
Weighted Average Shares Outstanding
Basic	63,103,781		(f)	75,587,781
Diluted	63,103,781		(f)	75,587,781

SEE ACCOMPANYING NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(1) Dervied from the audited consolidated statements of operations and other comprehensive income of LiNiu Technology Group for the year ended December 31, 2016.

(2) Dervied from the audited historical statements of operations and other comprehensive income of Guangzhou LiNiu Network Technology Co., Ltd for the year ended December 31, 2016.

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Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 — Basis of presentation

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has estimated the fair value of Jia-Heng Industrial Ltd (“Jia-Heng”) and its subsidiary, Guangzhou Liniu Network Technology Co. Ltd’s (“Liniu Network”), here refer to “Jia-Heng Group”, assets acquired and liabilities assumed and conformed the accounting policies of Jia-Heng Group to its own accounting policies.

The historical financial statements of Jia-Heng Group is represented the historical financial statements of LiNiu Network only since the reorganization and variable interest entity agreement between LiNiu Network and Jia-Heng did not take effect as of December 31, 2016 as well as Jia-Heng is not yet incorporated as of December 31, 2016. The historical financial statements of LiNiu Network have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and presented in Chinese Yuan. The statements of financial position of LiNiu Network will be translated using the exchange rates as of the balance sheet date (USD1 : CNY6.9447), and revenue and expense amounts in the statements of operations are translated at the average exchange rate for the year (USD1 : CNY6.6431) (source:www.x-rate.com). The resulting foreign currency translation adjustments are recognized into the balance sheet as accumulated other comprehensive income (loss) within shareholders’ equity. The unaudited pro forma condensed combined financial statements included herein are prepared under US GAAP and presented in US Dollars. Following the consummation of the Business Combination, the combined entity intends to prepare its consolidated financial statements under US GAAP and present such consolidated financial statements in US Dollars.

The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial information for illustrative purposes. The pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

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The unaudited pro forma condensed combined financial statements as adjusted to give effect to the acquisition of Jia-Heng Group and the issuance of 12,484,000 shares as part of acquisition consideration. The unaudited pro forma combined statements of operations for the 12 months ended December 31, 2016 give effect to the Jia-Heng Group acquisition as if it had occurred on January 1, 2016. The unaudited pro forma combined balance sheet as of December 31, 2016 gives effect to the Jia-Heng Group acquisition as if it had occurred on December 31, 2016.

Note 2 — Financing transactions

The Company acquired a 51% equity interest in Jia-Heng Group for total consideration of approximately $66.7 million. The Company issued 12,484,000 shares as part of the acquisition consideration and remaining amount ($62,969,916) is contingent consideration payment based upon only when the after tax income targets of Liniu Network is met or exceeded from 2017 to 2021.

Note 3 — Preliminary purchase price allocation

The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Jia-Heng Group based on management’s best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The following table shows the preliminary allocation of the purchase price for Jia-Heng Group to the acquired identifiable assets, liabilities assumed and pro forma goodwill:

Total purchase price	$66,715,116
Issuance of shares	3,745,200
Contingent consideration payable	62,969,916
Cash and cash equivalents	504
Other current assets	67,102
Property and equipment, net	173,846
Total assets acquired	241,452
Shareholder’ loan	(2,712,500)
Accrued liabilities and other current liabilities	(499,271)
Total liabilities assumed	(3,211,771)
Non-controlling interest	1,455,456
Total pro forma goodwill	$68,229,979

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, technology and customer relationships as well as goodwill and (3) other changes to assets and liabilities.

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Note 4 — Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Adjustments to the pro forma condensed combined balance sheet

(a)	It is represented the elimination of inter-company balance.
(b)	Reflects the preliminary estimate of goodwill, which represents the excess of the purchase price over the fair value of Jia-Heng Group’s identifiable assets acquired and liabilities assumed as shown in Note 3.
(c)	Reflects the contingent consideration payable as part of the acquisition cost as shown in Note 3.
(d)	Represents the elimination of the historical equity of Jia-Heng Group and the issuance of 12,484,000 common shares to finance as part of the acquisition cost.
(e)	Represent the non-controlling interest as shown in Note 3.

Adjustments to the pro forma condensed combined statement of operations

(f)	Represents the increase in the weighted average shares in connection with the issuance of 12,484,000 common shares to finance as part of the acquisition cost.

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